

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4613   February 16, 2010

Via U.S. Mail and facsimile

Ms. Kathleen E. Redd
Vice President, Chief Financial Officer and Secretary
GenCorp, Inc.
Highway 50 and Aerojet Road
Rancho Cordova, CA   95742

Re: **GenCorp, Inc.**
        Amendment No. 2 to Registration Statement on Form S-3
        Filed on: February 8, 2010
        File No.: 333-163455

Dear Ms. Redd:

        We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
supplemental information so we may better understand your disclosure. After reviewing
this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. We note that Part III of your Form 10-K for the fiscal year ended December 31,
      2009 has not yet been filed. Please ensure that Part III of your Form 10-K is filed
      before the effective date of the current registration statement on Form S-3. Refer
      to Interp. 123.01 of the Division's Securities Act Forms Compliance and
      Disclosure Interpretations.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have questions regarding the above comments, please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3397.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Steve Wolosky, Esq.